UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 29, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Loss-of-life incident at Harmony’s Moab Khotsong mine
Johannesburg, Friday, 29, November 2024. Harmony Gold Mining Company Limited (“Harmony”) regrets to announce a loss of life at our Moab Khotsong mine near Orkney, in the North West province. The incident leading to the loss of life on 28 November 2024 was due to a fall of ground.
“We wish to extend our deepest condolences to the employee's family, friends and colleagues during this difficult time. Our commitment to our safety strategy through our proactive safety culture remains our priority,” said Peter Steenkamp, Chief Executive Officer of Harmony.
Family members, colleagues and the relevant authorities have been informed. The affected area has been closed temporarily while investigations are underway.

For more details contact:

Chipo Morapedi-Mrara
Head of Communication and Branding
+27 (0) 60 571 0797 (mobile)

Or

Mashego Mashego
Executive Director
+27 (0) 82 767 1072 (mobile)

29 November 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 29, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director